SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

1.            DATE, TIME AND PLACE: On May 29, 2020, at 3:00 pm, in an exclusively digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of the Comissão de Valores Mobiliários(“CVM”) Normative Rule no. 481, of December 17, 2009 (“CVM Rule 481”), as amended by CVM Rule no. 622, of April 17, 2020. According to article 4, paragraph 3 of CVM Rule 481, this Annual General Meeting of BRASKEM S.A.(“Meeting” and “Company,” respectively) was considered to be held at the Company's headquarters, located at Rua Eteno, nº 1.561, Camaçari, Polo Petroquimico, in the City of Camaçari, State of Bahia, Zip Code 42810-000, Brazil.

2.            CALL NOTICE: Call Notice published pursuant to article 124 of Law No. 6,404 of December 15, 1976 (“Corporation Law”), in the “Diário Oficial da Bahia” and in the newspaper “O Correio da Bahia” newspapers, in their respective editions of April 29 and 30, and May 1, 2020.

3.            PUBLICATIONS: The Management Report on the corporate business affairs and the main administrative facts of the fiscal year ended on December 31, 2019, the Financial Statements accompanied by their respective Explanatory Notes, the Report and Opinion of KPMG Auditores Independentes, the Company's independent auditor, all related to the fiscal year ended on December 31, 2019, dated April 3, 2020, as well as the Fiscal Council’s Opinion, dated April 3, 2020, were published in the “Diário Oficial do Estado da Bahia” and in the “O Correio da Bahia” newspaper in the April 14, 2020 editions. The documents mentioned above were made available to the shareholders at the Company’s headquarter and were made available on the electronic sites of CVM and the Company more than one (1) month in advance of this date, according to the Corporation Law’ and CVM’s applicable provisions. The other documents and information relating to the Agenda, according to CVM Rule 481 and CVM Normative Rule nº 480, of December 7, 2009 (“CVM Rule 480”), were disclosed to the Company’s shareholders through CVM´s system Empresas.Net on April 28, 2020, which are available at the Company’s head office.

4.            ATTENDANCE: The meeting was attended by shareholders representing ninety-eight point seventy-four percent (98.74%) of the voting stock of the Company; seventy-four point ninety-nine percent (74.99%) of the “Class A” preferred shares issued by the Company and zero point seventy-eight percent (0.78%) of the “Class B” preferred shares issued by the Company, as verified from the information contained in the analytical maps made by the bookkeeping agent and by the Company itself, as provided under article 21-W, items I and II of CVM Rule 481, and from the records of the electronic system of remote participation made available by the Company, under the terms of article 21-V, item III of CVM Rule 481. Mr. Anselmo Macedo, as representative of KPMG Auditores Independentes, the Company’s independent auditor, Mr. Carlos Alberto Rechelo Neto, as Chairman of the Company’s Fiscal Council, and Mr. Pedro van Langendonck Teixeira de Freitas, as representative of the Company's management board, were also present at the Meeting, all of whom were available to provide clarifications about the subjects contained in the Agenda.

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

5.            COMPOSITION OF THE PRESIDING BOARD: Once the legal quorum was verified, the Meeting started, with Ms. Paula Cristina Penteado Magalhães Azevedo acting as chairwoman of the meeting and Ms. Clarisse Mello Machado Schlieckmann as secretary of the meeting, who were chosen as established in article 16, paragraph 3, of the Company’s Bylaws.

6.            FISCAL COUNCIL’S REPORT: The Company’s Fiscal Council, on April 3, 2020, considering in its analysis the unqualified report of KPMG Auditores Independentes, issued a favorable opinion to the proposal presented by the Management for approval, by the Annual General Meeting, of the proposal for the allocation of the results of the fiscal year ended on December 31, 2019, as stated in the statement of shareholders’ equity, contained in the Financial Statements for the fiscal year ended on December 31, 2019, and that the balance of the Company’s profit reserves is partially used to cover the entire amount of the loss for the year.

7.            AGENDA: (i) Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied by the Independent Auditors’ Report and Opinion and the Fiscal Council’s Report; (ii) Review, discuss and vote the Management’s Proposal to allocate the results of the fiscal year ended on December 31, 2019, using a portion of the profit reserve to cover the loss ascertained in the fiscal year; (iii) Resolve on the election of effective and alternate members of the Company’s Board of Directors; (iv) Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors; (v) Resolve on the election of effective and respective alternate members of the Company’s Fiscal Council; and (vi) Resolve on the annual and global compensation of the managers and members of the Company’s Fiscal Council for the fiscal year ending on December 31, 2020;

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

8.            PRELIMINARY PROCEDURES: Before initiating the meeting, the Chairwoman of the meeting provided clarifications on the operation of the remote participation electronic system made available by the Company and also on the form of communicating and voting by the shareholders who remotely participate at the Meeting, and she also informed that: (i) the meeting would be recorded, and the recording will be filed at the Company's headquarters, under the terms of article 21-E, sole paragraph, of CVM Rule 481; (ii) the new documents eventually presented during the Meeting, which had not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for remote participation in the meeting allowed shareholders to hear the statements of all other shareholders and address the members of the presiding Board and other participants in the Meeting, thus allowing communication between shareholders. The Chairwoman also asked if the shareholders who were participating through the electronic system that had submitted a vote by sending a Remote Voting Ballot (“Ballot”) and wished to change their vote at this Meeting, so that the votes received through the Ballot were disregarded, as provided for in article 21-C, paragraph 2, item II of CVM Rule 481.

9.            RESOLUTIONS: The reading of the consolidated synthetic voting map of the votes casted by means of Ballots was unanimously dismissed by the shareholders, according to article 21-W, paragraph 4 of CVM Rule 481, since this document was released to the market by the Company on May 28, 2020. In addition, by proposal of the Chairwoman of the meeting, the reading of the documents related to the matters to be resolved at this Meeting was unanimously waived by all the shareholders, since they were previously made available and are fully known by shareholders. The shareholders also unanimously authorized the publication of the minute of this Meeting without the signatures of the shareholders, pursuant to article 130, paragraph 2, of the Corporation Law. The matters on the agenda were submitted for discussion and voting, and the following resolutions were passed:

9.1.       FINANCIAL STATEMENTS AND MANAGEMENT REPORT: Approve, by unanimous voting of shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred, according to the voting map presented in Exhibit I of these minute, which, for all purposes, shall be considered as an integral part of this minute, the Management Report and respective Managers’ Accounts, the Financial Statements of the Company, containing the Explanatory Notes, duly accompanied with the Report and Opinion issued by the independent auditors of the Company, KPMG Auditores Independentes, and the Report issued by the Fiscal Council, all related to the fiscal year ended on December 31, 2019.

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.2.       ALLOCATION OF THE RESULTS OF THE FISCAL YEAR ENDED ON DECEMBER 31, 2019:

9.2.1.      Record the assessment of losses in the fiscal year ended on December 31, 2019, in the amount of two billion, seven hundred and ninety-seven million, five hundred and seventy thousand, four hundred and thirty-seven reais and ninety and one cents (BRL 2,797,570,437.91), contained in the Financial Statements for the fiscal year ended on December 31, 2019; and

9.2.2.      Approve, by unanimous voting votes of shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred, according to the voting map presented  in Exhibit I of this minute, which, for all purposes, shall be considered as an integral part of this minute, that the amount of two billion, seven hundred and ninety-seven million, five hundred and seventy thousand, four hundred and thirty-seven reais and ninety and one cents (BRL 2,797,570,437.91) corresponding to the amount of the loss determined in the year, after considering the effects of the amounts of loss entered directly to the Accumulated Profits (Losses) item, as contained in the Statement of Net Equity of the Financial Statements for the fiscal year ended on December 31, 2019, be fully absorbed by the Company’s Profit Reserves, with the balance of the Company’s Profit Reserves going from four billion, six hundred and seventy-three million, two hundred and twenty thousand, nine hundred and thirty-one reais and ten cents (BRL 4,673,220,931.10), on December 31, 2019, to one billion, nine hundred and five million, two hundred and fifty-five thousand, three hundred and sixty-four reais and ninety-six cents (BRL 1,905,255,364.96).

9.3.       ELECTION OF EFFECTIVE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS AND ALTERNATES:

9.3.1.      The Presiding Board clarified that there were separate election requests, as provided for in article 141, paragraph 4, items I and II and paragraph 5 of the Corporation Law, by shareholders who attended the meeting as well as via Remote Voting Ballots. The requests became redundant because they do not make up the minimum percentage of interest required in any of the cases provided for in article 141, paragraph 4, items I and II and Paragraph 5 of the Corporation Law, required for the establishment of separate voting. As the minimum percentage for such election has not been reached, the Presiding Board, after considering the documentation received from the shareholders who sent it, dispensed itself to verify the necessary evidence to exercise such right.

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.3.2.      Then, in a majority election, was approved by unanimous voting of the shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred, according to the voting map presented  in Exhibit I to this minutes, which, for all purposes, shall be considered as an integral part of this minute, the election or reelection, as the case may be, of the following effective and alternate members of the Company’s Board of Directors, as per the slate composed by the shareholders Odebrecht S.A. and OSP Investimentos S.A. (together, referred to as “Odebrecht”) and by Petróleo Brasileiro S.A. - Petrobras (“Petrobras”), for an unified term of two (2) years, starting on this date and ending at the Annual General Meeting to resolve on the Company’s financial statements for the fiscal year to end on December 31, 2021, as provided for in articles 18 and 20 of the Company’s Bylaws:

As effective members:

9.3.2.1. Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian citizen, married under universal property ruling, engineer, bearer of Identity Card (RG) nº. 02549734-8 IFP/RJ, enrolled with the CPF/ME undernº. 299.637.297-20, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

9.3.2.2. Mr. JOÃO COX NETO, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card (RG) nº. 3944885 SSP/BA, enrolled with the CPF/ME under nº. 239.577.781-15, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.3.2.3. Mr. LAURO MARCOS MUNIZ BARRETTO COTTA, Brazilian citizen, married under partial property ruling, civil engineer, bearer of Professional Card nº.200025090-4, issued by the Regional Council of Engineering and Agronomy (CREA), enrolled with the CPF/ME under nº. 495.608.167-72, resident and domiciled  in the City and State of Rio de Janeiro, with his business address located at Avenida República do Chile, No. 65, 23rd floor, Centro, Zip Code 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro;

9.3.2.4. Ms. ANDREA DA MOTTA CHAMMA, Brazilian citizen, single, manager, bearer of Identity Card (RG) nº. 9473452-5 SSP/SP, enrolled with the CPF/ME under nº. 125.668.818-55, resident and domiciled in the City and State of São Paulo, with her business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

9.3.2.5. Mr. GESNER JOSÉ DE OLIVEIRA FILHO, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card (RG) nº 6968227 SSP/SP, enrolled with the CPF/ME under nº. 013.784.028-47, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

9.3.2.6. Mr. JOÃO PINHEIRO NOGUEIRA BATISTA, Brazilian citizen, married under property separation, economist, bearer of Identity Card (RG) nº. 36.605.155-6 SSP/SP, enrolled with the CPF/ME under nº. 546.600.417-00, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

9.3.2.7. Mr. JULIO SOARES DE MOURA NETO, Brazilian citizen, married under universal property ruling, a Brazilian Navy Officer (inactive), bearer of Military Identity Card nº. 180.528 AR, issued by the Brazilian Navy, enrolled with the CPF/ME under nº. 033.409.377-53, resident and domiciled  in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.3.2.8. Mr. ROBERTO LOPES PONTES SIMÕES, Brazilian citizen, married under partial property ruling, engineer, bearer of Identity Card (RG) nº. 839.142 SSP/BA, enrolled with the CPF/ME under nº. 141.330.245-91, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

9.3.2.9. Mr. PEDRO OLIVA MARCILIO DE SOUSA, Brazilian citizen, single, lawyer, bearer of Identity Card (RG) nº. 4.468.328-63 SSP/BA and enrolled with the CPF/ME under nº. 726.224.745-04, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo;

9.3.2.10.              Mr. ROBERTO FALDINI, Brazilian citizen, married under property separation, business manager, bearer of Identity Card (RG) nº. 3.182.138-8 SSP/SP, enrolled with the CPF/ME under nº. 070.206.438-68, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo; and

9.3.2.11.              Mr. ROGÉRIO BAUTISTA DA NOVA MOREIRA, Brazilian citizen, married under partial property ruling, lawyer, bearer of Identity Card (RG) No. 59064834-2 SSP/SP, enrolled with the CPF/ME under No. 889.539.205-15, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº .120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo.

As alternate members:

9.3.2.12.              Mr. ANDRÉ AMARO DA SILVEIRA, Brazilian citizen, married under partial property ruling, civil engineer, bearer of Identity Card (RG)nº. M1238071 SSP/MG, enrolled with the CPF/ME under nº. 520.609.346-72, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member for Mr. José Mauro Mettrau Carneiro da Cunha;

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.3.2.13.              Mr. DANIEL PEREIRA DE ALBUQUERQUE ENNES, Brazilian citizen, single, economist and lawyer, bearer of Identity Card (RG) nº. 273426400 SSP/SP, enrolled with the CPF/ME under nº. 086.809.277‐08, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Avenida República do Chile, nº. 65, Centro, Zip Code 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro, as an alternate member for Mr. João Cox Neto;

9.3.2.14.              Ms. MARIA ISABEL DE FARIA PEREZ, Brazilian citizen, married under property separation, lawyer, bearer of Identity Card (RG)nº. 011.737.334-0 DETRAN/RJ, enrolled with the CPF/ME under nº. 095.598.217-09, resident and domiciled  in the City and State of Rio de Janeiro, with her business address located at Avenida Henrique Valadares, nº 28, Tower A, 13th floor, Zip Code 20231-030, in the City of Rio de Janeiro, State of Rio de Janeiro, as an alternate member for Ms. Andrea da Motta Chamma;

9.3.2.15.              Mr. MARCELO ROSSINI DE OLIVEIRA, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card (RG) nº. 07072167-02 SSP/BA, enrolled with the CPF/ME under nº. 786.634.075-72, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd Floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member for Mr. Gesner José de Oliveira Filho;

9.3.2.16.              Mr. MARCELO MANCINI STELLA, Brazilian citizen, married under partial property ruling, production engineer, bearer of Identity Card (RG) nº. 5.004.025-X SSP/SP, enrolled with the CPF/ME under nº. 110.902.258-14, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the city of São Paulo, State of São Paulo, as an alternate member for Mr. João Pinheiro Nogueira Batista;

9.3.2.17.              Mr. JOSÉ MARCELO LIMA PONTES, Brazilian citizen, married under partial property ruling, journalist, bearer of Identity Card (RG) nº. 03.341.280-0 DETRAN/RJ, enrolled with the CPF/ME under nº. 016.121.743-53, resident and domiciled  in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member for Mr. Roberto Lopes Pontes Simões;

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.3.2.18.              Mr. GUILHERME DUARTE ABUD, Brazilian citizen, married under partial property ruling, lawyer, bearer of identity card (RG) nº. 30063771-8 SSP/SP, enrolled with the CPF/ME under nº 312.584.388-01, resident and domiciled in the City and State of São Paulo, with business address at Rua Lemos Monteiro, nº. 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Pedro Oliva Marcilio de Sousa; and

9.3.2.19.              Mr. GUILHERME SIMÕES DE ABREU, Brazilian citizen, divorced, business administrator, bearer of identity card (RG) nº. 59.766.020-7 SSP/SP, enrolled with the CPF/ME under nº 065.800.095-00, resident and domiciled in the City and State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22nd floor, Butantã, Zip Code 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Rogério Bautista da Nova Moreira.

The members of the Board of Directors and alternates elected or reelected, as the case may be, shall take office within legal terms, by signing the respective instrument of investiture drawn up in a proper book, having submitted written statements, for the proper purposes of law, under the penalties of the law, for the purpose of the provisions of Article 37, item II of Law nº. 8,934, of November 18, 1994 (“Law nº. 8,934/94”), with the wording of Article 4 of Law nº. 10,194 of February 14, 2001 (“Law No. 10,194/01”), that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal conviction, having also presented, in order to comply with the provisions of CVM Rulenº. 358 of January 3, 2002 (“CVM Rule 358”), and CVM Rule nº. 367 of May 29, 2002, written statements, in accordance with the terms of said instructions. The new members also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of B3 S.A. - Brasil, Bolsa e Balcão, all filed at the Company's headquarters.

9.4.       ELECTION OF THE CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS: Approve, by unanimous voting of shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred, according to the voting map presented in the Exhibit I to this minute, which for all intents and purposes shall be considered an integral part of these minutes, the election of Messrs. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA and JOÃO COX NETO, qualified above, as Chairman and Vice-Chairman of the Company's Board of Directors, respectively, under the terms of Article 19 of the Company's Bylaws.

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

Given the elections or reelections, as the case may be, resolved in item 9.3 above and the definition of the Chairman and Vice-Chairman of the Board of Directors resolved in this item 9.4, the Company’s Board of Directors is hereby composed as follows:

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (Chairman)	ANDRÉ AMARO DA SILVEIRA
JOÃO COX NETO (Vice-Chairman)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
LAURO MARCOS MUNIZ BARRETTO COTTA	-
ANDREA DA MOTTA CHAMMA	MARIA ISABEL DE FARIA PEREZ
GESNER JOSÉ DE OLIVEIRA FILHO	MARCELO ROSSINI DE OLIVEIRA
JOÃO PINHEIRO NOGUEIRA BATISTA	MARCELO MANCINI STELLA
JULIO SOARES DE MOURA NETO	-
ROBERTO LOPES PONTES SIMÕES	JOSÉ MARCELO LIMA PONTES
PEDRO OLIVA MARCILIO DE SOUSA	GUILHERME DUARTE ABUD
ROBERTO FALDINI	-
ROGÉRIO BAUTISTA NOVA MOREIRA	GUILHERME SIMÕES DE ABREU

9.5.       ELECTION OF EFFECTIVE MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE ALTERNATES:

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.5.1.      In compliance with the prior request of minority shareholders, holding preferred shares issued by the Company, the procedure for the separate election of members of the Fiscal Council was installed, as provided for in article 161, paragraph 4, item "a" of the Corporation Law, so that were elected by majority of the votes of the minority shareholders of preferred shares who participated in the separate election, without the participation of shareholders linked to the controlling shareholders, recorded the contrary votes, according to the voting map in the Exhibit I to this minute, which for all intents and purposes shall be deemed to be an integral part of these minutes:

9.5.1.1. Ms. HELOÍSA BELOTTI BEDICKS, Brazilian citizen, married, economist, bearer of Identity Card (RG) nº. 8394969 SSP/SP, enrolled with the CPF/ME under nº. 048.601.198-43, resident and domiciled at Alameda dos Anapurus, nº 883, ap 141, Moema, Zip Code 04087-905, in the City of São Paulo, State of São Paulo, as effective member of the Fiscal Council; and

9.5.1.2. Mr. REGINALDO FERREIRA ALEXANDRE, Brazilian citizen, married, economist, bearer of identity card (RG) nº. 8.781.281 SSP/SP, enrolled with the CPF/ME under nº. 003.662.408-03, resident and domiciled at Rua Leonardo Mota, No. 66, ap 122, Vila Indiana, Zip Code 05586-090, in the City of São Paulo, State of São Paulo, as her respective alternate.

9.5.2.      Following this, it was approved, in a majority election, by unanimous voting of the shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred, according to the voting map in the Exhibit I to the this minute, which for all purposes shall be considered an integral part of this minute, the election or reelection, as the case may be, of the following effective and alternate members of the Company's Fiscal Council, as per the slatecomposed by shareholders Odebrecht and Petrobras, for a term of one (1) year, starting on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year to end on December 31, 2020, pursuant to articles 42 and 43 of the Company's Bylaws:

As effective members:

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.5.2.1. Mr. ISMAEL CAMPOS DE ABREU, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card (RG) nº. 00716820-90 SSP/BA, enrolled with the CPF/ME under nº. 075.434.415-00, resident and domiciled in the City of Salvador, State of Bahia, with commercial address at Avenida Orlando Gomes, S/ nº., Condomínio Parque Costa Verde, Rua A, Quadra F, Lote 2, Piatã, Zip Code 41650-010, in the City of Salvador, State of Bahia;

9.5.2.2. Mr. GILBERTO BRAGA, Brazilian citizen, married under partial property ruling, economist and accountant, bearer of Identity Card (RG) nº.04722037-1 DETRAN/RJ, enrolled with the CPF/ME under nº 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with business address at Avenida Embaixador Abelardo Bueno, nº 600, Condomínio One World Office, Bloco C, salas 669/670, Barra da Tijuca, Zip Code 22775-023, in the City of Rio de Janeiro, State of Rio de Janeiro;

9.5.2.3. Mr. CARLOS ALBERTO RECHELO NETO, Brazilian citizen, married under partial property ruling, engineer, bearer of Identity Card (RG) nº. 23.549.068-4 SSP/SP, enrolled with CPF/ME under nº. 262.997.388-39, resident and domiciled in the City and State of Rio de Janeiro, with business address at Rua Dezenove de Fevereiro, nº 101, Apto. 302, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro; and

9.5.2.4. Mr. AMÓS DA SILVA CANCIO, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card (RG) nº. 085586295 DIC/RJ, enrolled with the CPF/ME under nº. 991.201.867-20, resident and domiciled in the City and State of Rio de Janeiro, with his business address at Avenida República do Chile, nº 65, Centro, Zip Code 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro.

As respective alternate members:

9.5.2.5. Mr. IVAN SILVA DUARTE, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card (RG) nº. 03732230-30 SSP/BA, enrolled with the CPF/ME under nº 611.242.065-15, resident and domiciled in the City of Salvador, State of Bahia, with his business address at Avenida Tancredo Neves, nº. 60, Torre Empresarial Mundo Plaza, Caminho das Árvores, Zip Code 41820-020, in the City of Salvador, State of Bahia;

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

9.5.2.6. Ms. TATIANA MACÊDO COSTA RÊGO TOURINHO, Brazilian citizen, married under partial property ruling, business administrator, bearer of Identity Card (RG) nº 0823710327 SSP/BA, enrolled with the CPF/ME under nº 951.929.135- 00, resident and domiciled in the City of São Paulo, State of São Paulo, with her business address located at Rua Lemos Monteiro, nº. 120, Butantã, Zip Code 05501-050, City of São Paulo, State of São Paulo;

9.5.2.7. Mr. HERBERT LUIZ DE ARAÚJO GUIMARÃES, Brazilian citizen, married under partial property ruling, production engineer, bearer of Identity Card (RG) nº. 11568854-1 DIC/RJ, enrolled with the CPF/ME under nº 080.503.857-44, resident and domiciled in the City and State of Rio de Janeiro, with business address at Avenida República do Chile, nº 65, Centro, Zip Code 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro; and

9.5.2.8. Mr. RAFAEL MENEZES PERES, Brazilian citizen, single, accounting scientist, bearer of Identity Card (RG) nº. 094.081, issued by the CRC/RJ, enrolled with the CPF/ME under nº 094.006.847-89, resident and domiciled in the City and State of Rio de Janeiro, with business address at Avenida República do Chile, nº 65, Centro, Zip Code 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro.

The members of the Fiscal Council and alternates elected herein shall take office within legal terms, by signing the respective instrument of investiture drawn up in a proper book, having submitted written declarations, for the proper purposes of law, under the penalties of the law, for the purpose of the provisions of Article 37, item II of Law nº. 8,934/94, as amended by Article 4 of Law nº. 10,194/01, which are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal conviction , having also submitted, to comply with the provisions of CVM Rule 358, written statements, in accordance to the terms of referred instruction, which were filed at the Company's headquarters.

Based on the elections or reelections, as the case may be, appointed in this item 9.5, the Company's Fiscal Council is hereby composed as follows:

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO TOURINHO
CARLOS ALBERTO RECHELO NETO	HERBERT LUIZ DE ARAÚJO GUIMARÃES
AMÓS DA SILVA CANCIO	RAFAEL MENEZES PERES
HELOÍSA BELOTTI BEDICKS	REGINALDO FERREIRA ALEXANDRE

9.6.       GLOBAL AND ANNUAL COMPENSATION OF THE ADMINISTRATORS AND MEMBERS OF THE FISCAL COUNCIL: Approve, by unanimous voting of shareholders holding common shares of the Company, without any reservations or restrictions, recorded the abstentions including of those legally barred according to the voting map presented in the Exhibit I of the this minute, which for all intents and purposes be considered an integral part of these minutes, the total amount of BRL 83,039,380.15 (eighty three million, thirty nine thousand, three hundred and eighty reais and fifteen cents) corresponding to the annual and global compensation of the administrators for the 2020 fiscal year, which amount includes fixed and variable fees and respective social payroll charges recognized in the Company's results, as well as the applicable benefits, and shall be individualized by the Company's Board of Directors, in accordance with the provisions of articles 25 and 26, item "viii" of the Company's Bylaws. Additionally, the amount of BRL 1,171,800.00 (one million, seven hundred and seventy-one thousand and eight hundred reais) corresponding to the compensation of the members of the Fiscal Council for the 2020 fiscal year was also approved, in compliance with the provisions of article 162, paragraph 3 of the Brazilian Corporation Law, totaling, therefore, an annual and global compensation for the administrators and members of the Fiscal Council in the amount of BRL 84,211,180.15 (eighty-four million, two hundred and eleven thousand, one hundred and eighty reais and fifteen cents).

10.         ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Rule nº. 480, the total approvals computed from the voting on each item of the agenda are indicated in Exhibit I, which, for all purposes, shall be considered an integral part hereof. As there were no further matters to discuss, the Meeting was adjourned and these minutes were drawn up, read, discussed and found to be in order, signed by the members of the Presiding Board, and the shareholders who attended the Meeting by means of the electronic system made available by the Company had their presence recorded by the members of the Presiding Board and shall be considered as subscribers to these minutes, pursuant to article 21-V, paragraphs 1 and 2 of CVM Rule 481, and the Company's Shareholders' Attendance Book. Also, pursuant to article 130, paragraph 1 of the Corporation Law, this minute were drawn up in the form of a summary of the facts occurred. At last, the publication of these minutes without the shareholders' signatures, pursuant to article 130, paragraph 2 of the Corporation Law, was authorized by unanimous vote of the shareholders.

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

11.         SIGNATURES: Presiding Board: Chairman: Ms. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Ms. Clarisse Mello Machado Schlieckmann.

Present Shareholders:

OSP INVESTIMENTOS S.A.

ODEBRECHT S.A.

(by Mr. Marcelo Guedes Nunes)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(by Mr. Eduardo Belotti Paes de Figueiredo)

ALASKA RANGE FUNDO DE INVESTIMENTOS MULTIMERCADO

ALASKA POLAND FIA - BDR NIVEL 1

ALASKA BLACK INSTITUCIONAL FIA

ALASKA BLACK MASTER FIA - BDR NIVEL 1

GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES

LUIZ BARSI FILHO

(by Ms. Michele da Silva Gonsales)

IT NOW IMAT FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE

ITAU CAIXA ACOES FI

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FI

ITAU HEDGE PLUS MULTIMERCADO FI

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI

ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI

ITAÚ MULTIMERCADO LONG AND SHORT FI

ITAÚ PREVIDÊNCIA IBRX FIA

LONG BIAS MULTIMERCADO FI

BEST INVESTMENT CORPORATION

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PHOENIX UMBRELLA FUND - PHOENIX GBAR FUND

THE BANK OF NEW YORK

(by Mr. Anderson Carlos Koch)

ROSINEI SILVESTRE LIBANO

FERNANDO MUSA

Votes Cast via Remote Voting Ballot:

SOJITZ CORPORATION

MARCELO GASPARINO DA SILVA

FINACAP MAURUTSSTAD FIA

CONTRARIAN EMERGING MARKETS, L.P.

FINACAP ICATU PREVIDENCIARIO FIFE FUNDO DE INVESTIMENTO MULT

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

CIBC EMERGING MARKETS INDEX FUND

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

IBM 401 (K) PLUS PLAN

NN (L)

IRISH LIFE ASSURANCE PLC

MANAGED PENSION FUNDS LIMITED

NORGES BANK

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

VANGUARD INVESTMENT SERIES PLC

STATE OF NEW JERSEY COMMON PENSION FUND D

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

WASHINGTON STATE INVESTMENT BOARD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

LAZARD GLOBAL ACTIVE FUNDS, PLC

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

NEW ZEALAND SUPERANNUATION FUND

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

NAV CANADA PENSION PLAN

ILLINOIS MUNICIPAL RETIREMENT FUND

UTAH STATE RETIREMENT SYSTEMS

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

CHEVRON MASTER PENSION TRUST

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

CMLA INTERNATIONAL SHARE FUND

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

KAISER FOUNDATION HOSPITALS

JNL/LAZARD EMERGING MARKETS FUND

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

COMMONWEALTH BANK GROUP SUPER

ALASKA COMMON TRUST FUND

ISHARES MSCI BRAZIL ETF

ISHARES II PUBLIC LIMITED COMPANY

SUNSUPER SUPERANNUATION FUND

SPDR MSCI ACWI EX-US ETF

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

THE TEXAS EDUCATION AGENCY

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

PIMCO FUNDS GLOBAL INVESTORS SERIES PLC

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

DESJARDINS EMERGING MARKETS FUND

FUTURE FUND BOARD OF GUARDIANS

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

LEGAL GENERAL INTERNATIONAL INDEX TRUST

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

AMERICAN HEART ASSOCIATION, INC.

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

PICTET - EMERGING MARKETS INDEX

COMMONWEALTH GLOBAL SHARE FUND 22

COMMONWEALTH GLOBAL SHARE FUND 23

TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

BELLSOUTH CORPORATION RFA VEBA TRUST

HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO

LVIP BLACKROCK ADVANTAGE ALLOCATION FUND

STICHTING PGGM DEPOSITARY

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD

SCHWAB EMERGING MARKETS EQUITY ETF

ISHARES MSCI EMERGING MARKETS ETF

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF

COMMONWEALTH EMERGING MARKETS FUND 6

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

QSUPER

BMO MSCI EMERGING MARKETS INDEX ETF

WELLINGTON TRUST COMPANY N.A.

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

ORGANIZATION FOR SMALLMEDIUM ENTERPRISES AND R I, J

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F

HSBC EMERGING MARKETS POOLED FUND

NEUBERGER BERMAN INVESTMENT FUNDS PLC

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

BERESFORD FUNDS PUBLIC LIMITED COMPANY

DELA DEPOSITARY ASSET MANAGEMENT B.V.

SSGA SPDR ETFS EUROPE I PLC

EUROPEAN CENTRAL BANK

VANGUARD EMERGING MARKETS SELECT STOCK FUND

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI ETF

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

JNL/MELLON EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

LAZARD ASSET MANAGEMENT LLC

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

CENTURYLINK, INC. DEFINED BENEFIT MASTER TRUST

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

MERCER QIF FUND PLC

K INVESTMENTS SH LIMITED

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

ASCENSION ALPHA FUND, LLC

COMMONWEALTH SUPERANNUATION CORPORATION

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

NFS LIMITED

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

VICTORIAN SUPERANNUATION FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

BLACKROCK GLOBAL INDEX FUNDS

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

STATE STREET IRELAND UNIT TRUST

LAZARD EMERGING MARKETS CORE EQUITY PORTFOLIO

SPDR SP EMERGING MARKETS FUND

DIVERSIFIED MARKETS (2010) POOLED FUND TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

LAZARD EMERGING MARKETS CORE EQUITY TRUST

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

NN PARAPLUFONDS 1 N.V

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BNY MELLON OPPORTUNITY FUNDS - B M STRATEGIC BETA E M E F

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

ITAU FUNDS - LATIN AMERICA EQUITY FUND

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

POOL REINSURANCE COMPANY LIMITED

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO RAE EMERGING MARKETS FUND LLC

INVESTERINGSFORENINGEN PROCAPTURE GLOBAL AC I FUND - ACC KL

INVESTERINGSFORENINGEN PROCAPTURE G EMERGING M I F - ACC. KL

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

COLONIAL FIRST STATE INVESTMENT FUND 10

THE BOARD OF THE PENSION PROTECTION FUND

FUNDAMENTAL LOW V I E M EQUITY

WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

LEGAL GENERAL ICAV

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

NATIONWIDE INTERNATIONAL SMALL CAP FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

CADENCE GLOBAL EQUITY FUND L.P.

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

EMERGING MARKETS ALPHA TILTS FUND B

EMERGING MARKETS EQUITY ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

FTSE RAFI EMERGING INDEX NON-LENDABLE FUND

GLOBAL ALPHA TILTS FUND B

STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

FRANKLIN LIBERTYSHARES ICAV

THE INCUBATION FUND, LTD.

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

LAZARD KP EM SOLUTIONS FUND LLC

SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

MSCI ACWI EX-U.S. IMI INDEX FUND B2

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

INVESCO STRATEGIC EMERGING MARKETS ETF

VANGUARD ESG INTERNATIONAL

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

PUBLIC PENSION AGENCY

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

MACQUARIE MULTI-FACTOR FUND

MERCER UCITS COMMON CONTRACTUAL FUND

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

VANGUARD ACTIVE EMERGING MARKET EQUITY FUND

CCL Q EMERGING MARKETS EQUITY FUND

PAVILION INTERNATIONAL FOCUSED EQUITY POOL

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI

TRANSAMERICA EMERGING MARKETS OPPORTUNITIES

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AVIVA INVESTORS

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

AVIVA LIFE PENSIONS UK LIMITED

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

BRITISH COAL STAFF SUPERANNUATION SCHEME

FORSTA AP-FONDEN

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND

MINEWORKERS PENSION SCHEME

NVIT EMERGING MARKETS FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHRODER INTERNATIONAL SELECTION FUND

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHING PENSIOENFONDS VOOR HUISARTSEN

VANGUARD EMERGING MARKETS SHARE INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

The above matches the original recorded in the proper book.

Camaçari/Bahia, May 29, 2020.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Clarisse Mello Machado Schlieckmann Secretary

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

EXHIBIT I

FINAL SYNTHETIC SUMMARY VOTING MAP

Annual General Meeting

held on May 29, 202011

Description of the Resolution	Vote	Number of shares		(%) of the Capital Stock in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Review, discuss and vote on the Management Report and respective Administrators’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied with the Independent Auditors’ Report and Opinion and the Fiscal Council’s Report.	Approvals	443,146,156	-	62.9%	99.4%	0.0%
	Rejections	-	-	0.0%	0.0%	0.0%
	Abstentions	2,828,500	-	0.4%	0.6%	0.0%
Review, discuss and vote the Management’s Proposal to allocate the results of the fiscal year ended on December 31, 2019, using a portion of the profit reserve to cover the loss ascertained in the fiscal year.	Approvals	443,146,156	-	62.9%	99.4%	0.0%
	Rejections	-	-	0.0%	0.0%	0.0%
	Abstentions	2,828,500	-	0.4%	0.6%	0.0%

GED - 4869282v1

11This voting map does not include matters that were not subject to resolution by this Annual General Meeting.

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

1

Description of the Resolution	Vote	Number of shares		(%) of the Capital Stock in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Election of the members to the Board of Directors (single slate candidates)

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (EFFECTIVE) / ANDRÉ AMARO DA SILVEIRA (ALTERNATE)

JOÃO COX NETO (EFFECTIVE) / DANIEL PEREIRA DE ALBUQUERQUE ENNES (ALTERNATE)

LAURO MARCOS MUNIZ BARRETTO COTTA (EFFECTIVE)

ANDREA DA MOTTA CHAMMA (EFFECTIVE) / MARIA ISABEL DE FARIA PEREZ (ALTERNATE)

GESNER JOSÉ DE OLIVEIRA FILHO (EFFECTIVE) / MARCELO ROSSINI DE OLIVEIRA (ALTERNATE)

JOÃO PINHEIRO NOGUEIRA BATISTA (EFFECTIVE) / MARCELO MANCINI STELLA (ALTERNATE)

JULIO SOARES DE MOURA NETO (EFFECTIVE)

ROBERTO LOPES PONTES SIMÕES (EFFECTIVE) / JOSÉ MARCELO LIMA PONTES (ALTERNATE)

PEDRO OLIVA MARCILIO DE SOUSA (EFFECTIVE) / GUILHERME DUARTE ABUD (ALTERNATE)

ROBERTO FALDINI (EFFECTIVE)

ROGÉRIO BAUTISTA DA NOVA MOREIRA (EFFECTIVE) / GUILHERME SIMÕES DE ABREU (ALTERNATE)

	Approvals	443,116,055	-	62.9%	99.4%	0.0%
	Rejections	-	-	0.0%	0.0%	0.0%
	Abstentions	2,858,601	-	0.4%	0.6%	0.0%

GED -

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

Description of the Resolution		Vote	Number of shares		(%) of the Capital Stock in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
To resolve on the election of the Chairman and Vice-Chairman of the Company's Board of Directors (José Mauro Mettrau Carneiro da Cunha as Chairman and João Cox Neto as Vice-Chairman).		Approvals	443,116,055	-	62.9%	99.4%	0.0%
		Rejections	-	-	0.0%	0.0%	0.0%
		Abstentions	2,858,601	-	0.4%	0.6%	0.0%
Election of candidates to the Fiscal Council (by separate election pursuant to Article 161, paragraph 4, item "a", of Corporation Law)	HELOÍSA BELOTTI BEDICKS (EFFECTIVE) / REGINALDO FERREIRA ALEXANDRE (ALTERNATE)	Approvals	-	85,844,556	12.2%	0,0%	33.2%
		Rejections	-	68,448	0.0%	0.0%	0.0%
		Abstentions	-	162,568,365	23.1%	0.0%	62.8%
Election of candidates to the Fiscal Council (by single panel of candidates)	ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE) GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO TOURINHO (ALTERNATE) CARLOS ALBERTO RECHELO NETO (EFFECTIVE) / HERBERT LUIZ DE ARAÚJO GUIMARÃES (ALTERNATE) AMÓS DA SILVA CÂNCIO (EFFECTIVE) / RAFAEL MENEZES PERES (ALTERNATE)	Approvals	443,106,737	-	62.9%	99.4%	0.0%
		Rejections	-	-	0.0%	0.0%	0.0%
		Abstentions	2,867,919	-	0.4%	0.6%	0.0%
To resolve on the annual and global remuneration of the Company's management administrators and members of the Fiscal Council for the fiscal year ending December 31, 2020, in the total amount of BRL 83,039,380.15, relating to the annual and global remuneration of the administrators, and the amount of BRL 1,171,800.00 relating to the compensation of the members of the Fiscal Council.		Approvals	443,146,156	-	62.9%	99.4%	0.0%
		Rejections	-	-	0.0%	0.0%	0.0%
		Abstentions	2,828,500	-	0.4%	0.6%	0.0%

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Board of Directors, under the terms of article 141, paragraph 4, II” and paragraph 5 of Corporation Law, and the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of Corporation Law.

GED - 4869282v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.